Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business Editors:
    Penn West Energy Trust provides an update on the acquisition of C1
    Energy Ltd. and announces the compulsory acquisition of all remaining shares

    CALGARY, Sept. 19 /CNW/ - (PWT.UN - TSX; PWE - NYSE) Penn West Energy
Trust (the "Trust") is pleased to announce that as of 5:00 p.m. (MDT) on
September 18, 2007, approximately 30.6 million common shares of C1 Energy Ltd.
("C1") had been validly deposited pursuant to the previously announced offer of 1329813 Alberta Ltd. (the "Offeror") (an indirect wholly-owned subsidiary of the Trust), to acquire all of the common shares of C1 including any common shares issued or issuable upon the exercise or conversion of any options, performance shares or other securities in the capital of C1. The deposited shares represent greater than 90% of the common shares of C1 on a fully-diluted basis excluding those beneficially owned by a subsidiary of the
Trust prior to the date of the take over offer. The Offeror intends to exercise its statutory rights under the Business Corporations Act (Alberta) to compulsorily acquire the remaining C1 common shares that were not deposited pursuant to the offer. Penn West intends to cause C1 to de-list the C1 common shares from the Toronto Stock Exchange and to apply to securities regulatory authorities for it to cease to be a reporting issuer.
    The consideration offered for each common share of C1 is $0.20 cash.
Certain of C1's assets are located in the Peace River Arch area of Alberta near Penn West's strategic Peace River Oil Sands Project.

    Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol
PWT.UN and on the New York Stock Exchange under the symbol PWE.

    %SEDAR: 00022266E          %CIK: 0001334388

    /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W., Calgary, Alberta, T2P 3L8, Website: www.pennwest.com, Toll-free:
1-866-693-2707, Phone: (403) 777-2500, Fax: (403) 777-2699; Investor
Relations: William Andrew, President and CEO, Phone: (403) 777-2502,
Toll-free: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com/
    (PWT.UN. PWE)

CO:  Penn West Energy Trust

CNW 15:29e 19-SEP-07